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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                             Multi-Color Corporation
                                (NAME OF ISSUER)

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                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

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                                  625383 10 4
                                 (CUSIP NUMBER)

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                              John F. Ballard, Esq.
                     Buckingham, Doolittle & Burroughs, LLP
                        One Cleveland Center - Suite 1700
                               1375 E. 9th Street
                               Cleveland, OH 44114
                                 (216) 621-5300
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

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                                 April 15, 1999
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. /X/

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                    (Cover Page continued on following pages)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 625383 10 4           SCHEDULE 13D                 Page   2   of   6


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (entities only)

         Burton D. Morgan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)/ /   (b)/ /
         (SEE Instructions)

         See response to Item 4


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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS (SEE Instructions)

         PF

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


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CUSIP No. 625383 10 4           SCHEDULE 13D                 Page   3   of   6

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                                            7.       SOLE VOTING POWER
                  NUMBER OF                          469,497  -  See Item 5
                    SHARES          -------------------------------------------
                BENEFICIALLY
                   OWNED BY                 8.       SHARED VOTING POWER
                    EACH                             0
                 REPORTING          -------------------------------------------
                   PERSON
                    WITH                    9.       SOLE DISPOSITIVE POWER
                                                     469,497  -  See Item 5

                                    -------------------------------------------

                                            10.      SHARED DISPOSITIVE POWER
                                                     0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         469,497  -  See Item 5


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3%  -  See Item 5


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14.      TYPE OF REPORTING PERSON*

         IN


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CUSIP No. 625383 10 4           SCHEDULE 13D                 Page   4   of   6

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           *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF
           THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Multi-Color Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 205 West Fourth Street, Suite 1140, Cincinnati, Ohio 45202.

Item 2.  Identity and Background

         This Schedule 13D is filed by Burton D. Morgan, an individual whose business address is 10 West Streetsboro Street, Hudson, Ohio 44236.

         Mr. Morgan's principal occupation is farming. Mr. Morgan is also the sole proprietor of Basic Search, a venture capital firm with offices at 10 West Streetsboro Street, Hudson, Ohio 44236. Mr. Morgan is a director of the Issuer.

         Mr. Morgan has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Morgan is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Morgan beneficially owns 469,497 shares of Common Stock (the "Shares") (including 12,000 Shares which may be acquired within 60 days pursuant to the exercise of options), or approximately 20.3%, of the outstanding Common Stock of the Issuer. The Shares were purchased with personal funds in a private transaction and in transactions on the NASDAQ Stock Market.

Item 4.  Purpose of Transaction

         The Shares have been acquired by Mr. Morgan for investment purposes.


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CUSIP No. 625383 10 4           SCHEDULE 13D                 Page   5   of   6

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         Mr. Morgan, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional Common Stock or dispose of all or a portion of the Common Stock which Mr. Morgan beneficially owns or hereafter may acquire. Mr. Morgan has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

         Mr. Morgan beneficially owns 469,497 shares of Common Stock (including 12,000 shares which may be acquired within 60 days pursuant to the exercise of options), or approximately 20.3% of the outstanding Common Stock of the Issuer. Mr. Morgan has the sole power to vote and direct the disposition of such shares.

         The only transaction engaged in by Mr. Morgan in the Issuer's Common Stock in the 60 days preceding the filing of this Schedule 13D was the sale of 25,000 shares of Common Stock on June 3, 1999 at a price of $6.00 per share, effectuated on the NASDAQ Stock Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Morgan, John C. Court, John D. Littlehale, John R. Voelker, Thomas
F. Costello and Philip E. Courtier are parties to an agreement (the "Agreement") with the Issuer pursuant to which they must offer their Shares for sale to the Issuer, and if it declines to purchase, to the other signatories at a price based on current market prices, if any of them desires to sells Shares otherwise than in compliance with Sections (e)(1) and (f) of Rule 144 promulgated under the Securities Act of 1933.

         Mr. Morgan owns a 9.4% equity interest in Label Venture Group LLC, a Delaware limited liability company. Label Venture Group LLC owns 52,500 Shares of the Issuer's Series A Convertible Preferred Stock, no par value (the "Series A Preferred"). The Series A Preferred is immediately convertible into 525,000 shares of Common Stock, subject to adjustment in certain events. Mr. Morgan is not a manager of Label Venture Group LLC and disclaims beneficial ownership of the Series A Preferred Shares owned by Label Venture Group LLC.

Item 7. Materials to be Filed as Exhibits

         1.       First  Refusal  Agreement by and between the Issuer,  John
C. Court, Burton D. Morgan, John D. Littlehale, John R. Voelker, Thomas F. Costello and Philip E. Courtier.

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CUSIP No. 625383 10 4           SCHEDULE 13D                 Page   6   of   6


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         2.       Operating Agreement of Label Venture Group LLC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



Date:  July 22, 1999                        By: /s/ BURTON D. MORGAN
                                               --------------------------------
                                                    Burton D. Morgan